UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2024

Commission file number: 001-39477

GLOBAL BLUE GROUP HOLDING AG

(Translation of registrant’s name into English)

Zürichstrasse 38, 8306 Brüttisellen, Switzerland
+41 22 363 77 40

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K
As detailed in Note 10 to Global Blue Group Holding AG’s (the “Company”) unaudited condensed consolidated interim financial statements for the three, and nine month periods ended December 31, 2023 filed on Form 6-K dated February 23, 2024 (the “Interim Report”), the Board of Directors approved an opportunity, but not a requirement, for employees to exchange awards held under the existing 2020 Stock Option Plan (“SOP 2020”) and the 2019 Stock Option Plan.
On March 12, 2024, the Company and Jacques Stern entered into a new Stock Option Award Certificate, following Mr. Stern’s notification that he wished to exchange his current Stock Options awarded under the SOP 2020 in accordance with the terms detailed in Note 10 of the Interim Report. As a result of such replacement, Mr. Stern’s awards are as follows:

	Vesting date				Total
Option Strike	15/02/2022	15/08/2022	15/08/2023	15/08/2025
US$6.00	313,370	104,456	208,914	208,914	835,654
US$7.50	252,682	84,227	168,455	168,455	673,819
US$9.00	200,475	66,825	133,650	133,650	534,600
US$10.50	152,496	50,832	101,664	101,664	406,656
TOTAL	919,023	306,340	612,683	612,683	2,450,729
These granted options expire on November 12, 2028 and all other existing terms remain unaffected.

INCORPORATION BY REFERENCE

This report on Form 6-K shall be deemed to be incorporated by reference into the registration statements on Form F-3 (Nos. 333-259200, 333-267850, and 333-274233) and Form S-8 (No. 333-260108) of the Company and the prospectuses incorporated therein, and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 13, 2024

GLOBAL BLUE GROUP HOLDING AG

By:         /s/ Jacques Stern
Name:         Jacques Stern
Title:         Chief Executive Officer

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